1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

SHAYNA GILMORE

shayna. gilmore@dechert.com
+1 202 261 3362 Direct
+1 202 261 3091 Fax

July 16, 2021

VIA EDGAR

Ms. Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:         HSBC Funds (File Nos. 033-07647 and 811-04782) (the “Registrant”)

Dear Ms. Brutlag,

This letter responds to comments that you provided to Brenden Carroll and me on Tuesday, March 31, 2020 regarding your review of Post-Effective Amendment No. 246 (“PEA No. 246”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on February 14, 2020. PEA No. 246 was filed on behalf of the Registrant for the purpose of registering Class D, Class I, Intermediary Class, Intermediary Service Class, and Class Y Shares of the HSBC ESG Prime Money Market Fund (the “Fund”), a new series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please supplementally provide to the Staff for its review completed fee and expense tables for the Fund.

Response: The completed fee and expense tables for the Fund are included in Appendix A hereto.

2.	Comment: Please confirm that the expense limitation arrangement described in the footnote to the “Fees and Expenses of the Fund” table will remain in effect for at least one year from the date of the Prospectus.

Response: The Registrant hereby confirms that the expense limitation arrangement described in the footnote to the “Fees and Expenses of the Fund” table will remain in place for at least one year from the date of the Prospectus.

3.	Comment: The “Principal Investment Strategies” section of the Prospectus references “floating rate” securities. If the Fund expects to invest in securities with interest rates tied to LIBOR, please consider whether the upcoming discontinuation of LIBOR is a principal risk for the Fund. If the Registrant does not believe the discontinuation is a principal risk for the Fund, please supplementally explain why. If the Registrant believes the discontinuation is a principal risk for the Fund, please include disclosure in the “Principal Investment Risks” section of the Prospectus addressing how the discontinuation (or the transition to any successor rate) is expected to affect the Fund’s investments, including their liquidity and value.

Response: The Registrant believes that the discontinuation of LIBOR will not be a principal risk of the Fund. At this point in time, with USD LIBOR continuing to be available until June 2023, and with the maximum maturity of any asset held in the Fund being 397 days, USD LIBOR will continue to be published beyond the final maturity of any asset that the Fund purchases until May 2022 at the earliest. Post this date, the Fund will only invest in a security that references USD LIBOR if it has robust ‘fall back language.’

4.	Comment: The “Principal Investment Strategies” section of the Prospectus states that the “Adviser will also use a proprietary scoring system to assign an ESG score to each potential investment,” and that the “ESG score measures the performance of an issuer or guarantor’s business operations and governance based on select ESG criteria deemed to be material by the Adviser.” Please describe the ESG factors and criteria that the Adviser will consider in evaluating issuers, including (i) the types of issuers that are included or excluded from the Fund’s investable universe based on the ESG criteria, and (ii) any external sources, other than the United Nations Global Compact, that are used by the Adviser when evaluating issuers.

Response: The Registrant has incorporated the comment and included the relevant disclosure in the registration statement. The revised “Principal Investment Strategies” section is attached in Appendix B hereto.

5.	Comment: Please revise the order of the Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s net asset value (“NAV”), yield, and total return rather than alphabetically.

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Response: The Registrant acknowledges that the SEC has proposed changes to the prospectus disclosure requirements for mutual funds.[1] Among other things, the SEC is proposing to amend Form N-1A to state that mutual funds should describe their principal risks in order of importance (with the most significant risks appearing first), and that mutual funds should not describe their principal risks in alphabetical order. The Registrant will monitor whether any changes are adopted and consider revising the order of the Fund’s principal risks at such time. However, in an effort to clarify the presentation of the Fund’s principal risks, the Fund has included the following disclosure at the beginning of the “Principal Investment Risks” section of its prospectus:

The risks are presented in an order intended to facilitate readability, and their order does not imply that the realization of one risk is likely to occur more frequently than another risk, nor does it imply that the realization of one risk is likely to have a greater adverse impact than another risk.

6.	Comment: In light of ongoing market events resulting from the outbreak of the coronavirus (COVID-19), please revise the current disclosures to address the impact of these market events, including with respect to federal programs designed to support the money market fund industry.

Response: The Registrant has incorporated the comment and will include the relevant disclosure in the registration statement.

7.	Comment: In the “Dividends, Distributions and Taxes” section of the Prospectus, please describe (i) the simplified aggregate method for determining net taxable gains or losses, and (ii) that the “wash sale” rule will not be applicable to floating NAV money market funds.

Response: The Registrant has incorporated the comment and will include the relevant disclosure in the Prospectus and/or the Statement of Additional Information.

* * *
____________________

[1]	See Tailored Shareholder Reports, Treatment of Annual Prospectus Updates for Existing Investors, and Improved Fee and Risk Disclosure for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, SEC Release No. IC-33963 (August 5, 2020).

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Shayna Gilmore
Shayna Gilmore

cc:	Stefano R. Michelagnoli, President, HSBC Funds, and Global Head of Client Operations, HSBC Global Asset Management (USA) Inc.

James D. Levy, Vice President, HSBC Funds, and Vice President, HSBC Global Asset Management (USA) Inc.

James M. Curtis, Chief Legal Officer, HSBC Funds, and Associate General Counsel, HSBC Technology & Services (USA) Inc.

David J. Harris, Dechert LLP

Brenden P. Carroll, Dechert LLP

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Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such a brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	Class D	Class I	Intermediary Class	Intermediary Service Class	Class Y
Maximum Sales Charge (load) Imposed on Purchases (as a % of offering price)	None	None	None	None	None
Maximum Deferred Sales Charge (load) (as a % of amount redeemed)	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay as a percentage of the value of your investment)	Class D	Class I	Intermediary Class	Intermediary Service Class	Class Y
Management Fee	0.10%	0.10%	0.10%	0.10%	0.10%
Distribution (12b-1) Fee	0.00%	0.00%	0.00%	0.00%	0.00%
Other Expenses:
Shareholder Servicing Fee	0.25%	0.00%	0.05%	0.10%	0.00%
Other Operating Expenses	0.32%	0.22%	0.32%	0.32%	0.32%
Total Other Expenses*	0.57%	0.22%	0.37%	0.42%	0.32%
Total Annual Fund Operating Expenses	0.67%	0.32%	0.47%	0.52%	0.42%
Fee Waiver and/or Expense Reimbursement**	0.00%	0.18%	0.29%	0.32%	0.00%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.67%	0.14%	0.18%	0.20%	0.42%

* Based on estimated amounts for the current fiscal year.
** HSBC Global Asset Management (USA) Inc., the Fund’s investment adviser (the “Adviser”), has entered into a contractual expense limitation agreement with the Fund (“Expense Limitation Agreement”) under which it will limit total expenses of the Fund (excluding interest, taxes, brokerage commissions, extraordinary expenses and estimated indirect expenses attributable to the Fund’s investments in investment companies) to an annual rate of 0.14%, 0.18%, and 0.20% for Class I Shares, Intermediary Shares, and Intermediary Service Shares, respectively. Any amounts contractually waived or reimbursed by the Adviser will be subject to repayment by the Fund to the Adviser within three years, calculated monthly from when the waiver or reimbursement was recorded, to the extent that the repayment will not cause the Fund’s operating expenses to exceed the contractual expense limit that was in effect at the time of such waiver or reimbursement. The expense limitation shall be in effect until March 1, 2023. The Expense Limitation Agreement shall terminate upon the termination of the Investment Advisory Contract between the Fund and the Adviser, or it may be terminated upon written notice to the Adviser by the Trust’s Board of Trustees.

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Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example takes the Fund’s Expense Limitation Agreement into account for the first year only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class D Shares	$68	$214
Class I Shares	$14	$85
Intermediary Shares	$18	$121
Intermediary Service Shares	$20	$134
Class Y Shares	$43	$135

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Appendix B

Principal Investment Strategies – Summary Section

The Fund is a money market fund. The Fund seeks to achieve its investment objective by investing in a portfolio of high quality debt obligations with maturities of (or deemed maturities of) 397 days or less and repurchase agreements collateralized by these types of obligations. The Fund will maintain a dollar-weighted average portfolio maturity of 60 days or less and a dollar-weighted average portfolio life of 120 days or less. To calculate the dollar-weighted average portfolio maturity, the Fund may treat a variable or floating rate security under certain circumstances as having a maturity equal to the time remaining until the next adjustment of the security’s interest rate or the period remaining until the principal amount can be recovered through demand rather than the security’s actual maturity.

The Fund invests in high quality debt obligations that have been determined by HSBC Global Asset Management (USA) Inc., the Fund’s investment adviser (“Adviser”), to present minimal credit risks to the Fund. In determining whether a security presents minimal credit risks to the Fund, the Adviser will analyze the capacity of the security’s issuer or guarantor to meet its financial obligations and other factors.

The Fund will also invest in issuers that are considered by the Adviser to be better at addressing ESG risks than other issuers in the Fund’s investable universe. To identify issuers that are considered to be better at addressing ESG risks, the Adviser will use a combination of its own proprietary scoring system, which is partly based on third-party data, and individual environmental, social and governance (E, S and G) scores assigned by third parties, to assign a single ESG score to each approved issuer in the Fund’s investable universe. The individual E, S and G scores and single ESG score measure the performance of an issuer’s business operations and governance based on select E, S and/or G criteria deemed to be material by the Adviser and third-party research providers. ESG criteria deemed to be material by the Adviser and third-party research providers includes, for example, emissions, resource use, human and workforce rights, management behavior and corporate social responsibility.

Potential investments are evaluated and scored on a relative basis against other issuers in the investable universe. While an issuer’s individual E, S and G scores and single ESG score will not be solely determinative of the inclusion or exclusion of the issuer, the Adviser will generally apply relative ESG score screens that will exclude issuers which rank in the bottom quartile for their single ESG score and/or bottom decile of any individual E, S or G score. The proprietary scoring system seeks to provide a more comprehensive approach to security selection than credit analysis alone.

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The Adviser will also use a combination of sector specific and other screens to identify and exclude issuers that, among other things: (1) are involved in certain sectors, such as nuclear armaments and other controversial weapons; (2) derive material revenue (generally greater than 10%) from certain sectors, such as thermal coal extraction; and (3) are believed to be in breach of the principles outlined in the United Nations Global Compact.

Although the Fund must invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in debt obligations whose issuer or guarantor, in the opinion of the Adviser, meet the minimum ESG criteria described above at the time of purchase, the Fund generally expects to invest all or substantially all of its net assets in these investments. The Adviser will also seek to engage with issuers to address identified shortcomings in how they manage ESG risks to enable them to understand that ESG performance is factored into decisions on whether their securities may be purchased by the Fund.

The Fund invests primarily in bank certificates of deposit, time deposits, bankers’ acceptances, prime commercial paper, corporate obligations, municipal obligations, U.S. government securities and repurchase agreements collateralized by U.S. government securities. The Fund’s investments may also include variable rate demand notes and repurchase agreements secured by collateral other than cash and U.S. government securities, including equity securities and investment grade debt securities, to the extent permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended.

The Fund may invest without limit in the domestic banking industry when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Fund’s quality standards and the minimum ESG criteria in such industry justify any additional risks associated with the concentration of the Fund’s assets in the industry. The Fund may also invest without limit in commercial paper and short-term corporate obligations of domestic financial institutions. The Fund may also make investments in U.S. dollar denominated commercial paper and other obligations of foreign issuers and in bank certificates of deposit and bankers’ acceptances payable in U.S. dollars and issued by foreign banks or by foreign branches of U.S. banks.

The Fund seeks to maximize yields by portfolio trading and by buying and selling portfolio investments in anticipation of or in response to changing economic and money market conditions and trends. Additionally, the Fund will seek to take advantage of temporary disparities in yields of different segments of high-grade money market instruments or among particular instruments within the same segment of the market.

In purchasing and selling securities for the Fund, portfolio managers consider the Adviser’s credit analysis and ESG criteria. Portfolio managers select investments from an approved credit list compiled by the Adviser’s global credit, liquidity and ESG analysts, who have conducted an independent qualitative and quantitative review of each issuer on the list. Safety is prioritized, with additional emphasis placed on liquidity, yield and ESG criteria.

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Although the Fund is a money market fund, the net asset value (“NAV”) of the Fund’s shares will be calculated to four decimal places and will fluctuate with changes in the values of the Fund’s portfolio securities.

Principal Investment Strategies – Non-Summary Section

The Fund is a series of the HSBC Funds (the “Trust”). The investment objective and strategies of the Fund are non-fundamental and may be changed without shareholder approval. Shareholders will be given advance notice of material changes to the Fund’s investment objective or other non-fundamental investment policies. If there is a change in the investment objective or strategies of the Fund, shareholders should consider whether the Fund remains an appropriate investment in light of their current financial position and needs. There can be no assurance that the investment objective of the Fund will be achieved.

The Fund will invest in issuers that are considered by the Adviser to be better at addressing ESG risks than other issuers in the Fund’s investable universe. To identify issuers that are considered to be better at addressing ESG risks, the Adviser will use a combination of its own proprietary scoring system, which is partly based on third-party data, and individual environmental, social and governance (E, S and G) scores assigned by third parties, to assign a single ESG score to each approved issuer in the Fund’s investable universe. The individual E, S and G scores and single ESG score measure the performance of an issuer’s business operations and governance based on select E, S and/or G criteria deemed to be material by the Adviser and third-party research providers. ESG criteria deemed to be material by the Adviser and third-party research providers includes, for example, emissions, resource use, human and workforce rights, management behavior and corporate social responsibility. The importance and weighting of specific ESG criteria will vary by sector.

Potential investments are evaluated and scored on a relative basis against other issuers in the investable universe. While an issuer’s individual E, S and G scores and single ESG score will not be solely determinative of the inclusion or exclusion of the issuer, the Adviser will generally apply relative ESG score screens that will exclude issuers which rank in the bottom quartile for their single ESG score and/or bottom decile of any individual E, S or G score. However, the Fund may invest in these issuers if the Adviser determines, in its discretion, that the issuer is better at addressing ESG risks notwithstanding its single ESG score or any individual E, S or G score. The proprietary scoring system seeks to provide a more comprehensive approach to security selection than credit analysis alone. Once a security is purchased, the Adviser will periodically review an issuer’s individual E, S and G scores and single ESG score to determine how they compare to the Adviser’s ESG criteria and affect the Fund’s overall ESG orientation.

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The Adviser will also use a combination of sector specific and other screens to identify and exclude issuers that, among other things: (1) are involved in certain sectors; (2) derive material revenue (generally greater than 10%) from certain sectors; and (3) are believed to be in breach of the principles outlined in the United Nations Global Compact. These negative screens will exclude issuers involved in, or derive material revenue from, the following sectors, among others:

■	nuclear armaments and other controversial weapons (any involvement)
■	thermal coal extraction (more than 10% of revenue)
■	unconventional oil and gas (more than 10% of revenue)
■	thermal coal power generation (more than 10% of generating capacity)
■	cluster munitions and anti-personnel mines (any involvement)

The United Nations Global Compact is a voluntary initiative to implement universal sustainability principles through responsible corporate practices. The United Nations Global Compact outlines ten universal principles in the areas of human rights, labor, the environment and anti-corruption.

The Adviser will seek to engage with issuers to address identified shortcomings in how they manage ESG risks to enable them to understand that ESG performance is factored into decisions on whether their securities may be purchased by the Fund.

In incorporating credit analysis and ESG criteria, including the ESG scores and the sector specific and other screens, into the Fund’s investment process, the Adviser relies on the resources of its global affiliates, including HSBC Global Asset Management. HSBC Global Asset Management is the marketing name for the asset management businesses of HSBC Holdings Plc. As ESG evaluation criteria continue to develop and evolve, the ESG criteria described above may be updated periodically to, among other things, change the methodology of the proprietary scoring system, add or remove certain sectors from the screening process, revise the revenue thresholds and categorical exclusions applicable to such sectors, or change particular sectors from a categorical exclusion to a revenue threshold, or vice versa.

Although the Fund must invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in debt obligations whose issuer or guarantor, in the opinion of the Adviser, meet the minimum ESG criteria described above at the time of purchase, the Fund generally expects to invest all or substantially all of its net assets in these investments. The Fund’s investment policy to invest at least 80% of net assets, plus any borrowings for investment purposes, in the particular type of securities suggested by the Fund’s name is not fundamental and may be changed by the Board of Trustees of the Trust upon 60 days’ notice to Fund shareholders.

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